Via Facsimile
Mail Stop 6010

August 12, 2006

Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, NY 10065-8087

Re: Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-06541

Dear Mr. Keegan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief